Exhibit 99.1

JD.com Announces 2020 Third Quarter Results

Beijing, China—November 16, 2020—JD.com, Inc. (NASDAQ: JD and HKEX: 9618), China’s leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended September 30, 2020.

Third Quarter 2020 Highlights

•

Net revenues for the third quarter of 2020 were RMB174.2 billion (US$[1]25.7 billion), an increase of 29.2% from the third quarter of 2019. Net revenues from the sales of general merchandise products for the third quarter of 2020 were RMB58.1 billion (US$8.6 billion), an increase of 34.8% from the third quarter of 2019. Net service revenues for the third quarter of 2020 were RMB22.8 billion (US$3.4 billion), an increase of 42.7% from the third quarter of 2019.

•

Income from operations for the third quarter of 2020 was RMB4.4 billion (US$0.6 billion), compared to RMB5.0 billion for the same period last year. Non-GAAP[2] income from operations for the third quarter of 2020 was RMB5.3 billion (US$0.8 billion) with a non-GAAP operating margin of 3.0%, as compared to RMB3.0 billion for the third quarter of 2019 with a non-GAAP operating margin of 2.2%.

•

Net income attributable to ordinary shareholders for the third quarter of 2020 was RMB7.6 billion (US$1.1 billion), compared to RMB0.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2020 increased by 80.1% to RMB5.6 billion (US$0.8 billion) from RMB3.1 billion for the same period last year.

•

Diluted net income per ADS for the third quarter of 2020 was RMB4.70 (US$0.69), compared to RMB0.41 for the third quarter of 2019. Non-GAAP diluted net income per ADS for the third quarter of 2020 was RMB3.42 (US$0.50), compared to RMB2.08 for the same period last year.

•	Annual active customer accounts[3] increased by 32.1% to 441.6 million in the twelve months ended September 30, 2020 from 334.4 million in the twelve months ended September 30, 2019.

1

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2020, which was RMB6.7896 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

2	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
3	Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online retail or online marketplace.

“Today, as China emerges from the pandemic, we are glad to see that our business partners are recovering rapidly with the support of our online and offline supply chain infrastructure. And our consumer mindshare continues to expand with over 100 million new active users joining our platform compared to a year ago.” said Richard Liu, Chairman and Chief Executive Officer of JD.com. “In order to ensure superior customer experience and better serve our business partners, we continued to add new hires even against the backdrop of uncertainties arising from the COVID. We look forward to continuously leveraging JD’s leading supply chain-based technology and nationwide infrastructure for the benefit of the society.”

“We are pleased to set new records across many of our financial and operating metrics this quarter,” said Sandy Xu, Chief Financial Officer of JD.com. “We delivered robust topline growth across all of our product lines as well as record profitability driven by improved operating efficiency and the realization of scale benefits. With solid profitable growth as our basis, we will continue to invest in technology and infrastructure to enhance our user experience.”

Business Highlights

Environment, Social and Governance

•

JD.com won the Sustainable Retailing Initiative of the Year Award for its Green Stream Initiative at the World Retail Congress in September. The company’s Green Stream Initiative promotes a wide range of environment-friendly practices including the use of recyclable parcels, paperless system and new energy vehicles, helping to reduce up to 1,300,000 tons of disposable packaging materials since its launch in 2017. JD Logistics also launched the JD Green Packaging Alliance, a sustainable packaging platform to promote and enhance environmentally friendly projects within the JD ecosystem, counting nearly one hundred enterprises as members, including P&G, Johnson & Johnson, Unilever and Mengniu.

JD Retail

•

Subscribers of JD PLUS, JD.com’s paid membership program, exceeded 20 million in October 2020. JD PLUS has expanded its membership offerings from exclusive sales discounts, shipping savings and 24 hour dedicated customer services, to include additional benefits from quality consumer brands and bundled membership in collaboration with leading service providers to better satisfy PLUS members’ demands in entertainment, travel, education and local services, among others.

•

In August, JD.com announced a partnership with China’s largest online travel agency Trip.com. As part of the partnership, Trip.com will leverage JD.com’s user and traffic resources to strengthen its marketing and operations, while JD.com will benefit from access to Trip.com’s core service supply chain, including accommodation reservation, transportation ticketing and tour packages, among others.

•

Multiple luxury and fashion brands officially launched stores on JD.com in the third quarter, including Italian luxury menswear brand Zegna, French fashion house Balmain, luxury luggage brand Rimowa, legendary Japanese designer brand Yohji Yamamoto, French clothing brand Ami Paris and Italian sneaker brand Golden Goose Deluxe. In the same period, Chinese-American designer brand 3.1 Phillip Lim, Turkish leather goods brand Manu Atelier, Korean designer brand Juun.J, Japanese fashion jewelry brand Ahkah, as well as luxury lifestyle brand Seletti, also joined the JD.com platform.

JD Health

•

In August, JD Health launched its JD Family Doctor brand. The program offers one-stop services integrating all of JD Health’s online healthcare services and providing Chinese families with various family-oriented health management packages, including dedicated family doctor teams, unlimited specialist consultations, doctor referrals, 24/7 health manager services and more.

JD Logistics

•

In September, JD Logistics and Nestlé, the world’s leading food & beverage company, co-launched a large-scale smart storage and distribution center in Tianjin. Leveraging JD Logistics’ superior operational capability and technological advancements in supply chain management, the distribution center has the tech-capability to identify specific products and loads that are destined to Nestlé customers, recognize their geographic locations, and use advanced intelligence to visualize and control the migrations or infiltrations of loads between different provinces.

•

JD Logistics held the fifth Global Smart Supply Chain Summit (GSSC) in October. At the GSSC, the company launched its own technology brand - JDL Technology - aiming to provide smart supply chain products and solutions, including big data, IoT and robotic technology, for the entire industry as the company continues to focus on supply chain-based technology innovations and applications and opening up its capabilities to other parities.

•

As of September 30, 2020, JD Logistics operated over 800 warehouses, which covered an aggregate gross floor area of approximately 20 million square meters, including warehouse space managed under the JD Logistics Open Warehouse Platform.

JD Cloud & AI

•

In September, JD Cloud & AI became the official technology service provider for the 2020 China International Fair for Trade in Services (CIFTIS), one of China’s three major exhibition platforms. Leveraging its advanced technology in providing business solutions, JD Cloud & AI helped to create a digital event for tens of thousands of exhibitors through a series of services including visual exhibition halls with livestream features, online product and service launch platforms with AI-powered supply and demand match functionality, and smart customer services.

Operational Metrics Update

•	As of September 30, 2020, JD.com had approximately 284,000 employees excluding part-time and interns.

Third Quarter 2020 Financial Results

Net Revenues. For the third quarter of 2020, JD.com reported net revenues of RMB174.2 billion (US$25.7 billion), representing a 29.2% increase from the same period in 2019. Net product revenues increased by 27.4%, while net service revenues increased by 42.7% for the third quarter of 2020, as compared to the same period of 2019.

Cost of Revenues. Cost of revenues increased by 28.5% to RMB147.4 billion (US$21.7 billion) for the third quarter of 2020 from RMB114.7 billion for the third quarter of 2019.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 32.4% to RMB11.6 billion (US$1.7 billion) for the third quarter of 2020 from RMB8.8 billion for the third quarter of 2019.

Fulfilled Gross Margin4. Fulfilled gross margin for the third quarter of 2020 was 8.7%, as compared to 8.4% for the third quarter of 2019.

Marketing Expenses. Marketing expenses increased by 22.8% to RMB5.5 billion (US$0.8 billion) for the third quarter of 2020 from RMB4.4 billion for the third quarter of 2019.

Research and Development Expenses. Research and development expenses was RMB4.1 billion (US$0.6 billion) for the third quarter of 2020, as compared to RMB3.6 billion for the third quarter of 2019.

General and Administrative Expenses. General and administrative expenses was RMB1.6 billion (US$0.2 billion) for the third quarter of 2020, as compared to RMB1.3 billion for the third quarter of 2019.

Income from Operations and Non-GAAP Income from Operations. Income from operations for the third quarter of 2020 was RMB4.4 billion (US$0.6 billion), compared to RMB5.0 billion for the same period last year. Non-GAAP income from operations for the third quarter of 2020 was RMB5.3 billion (US$0.8 billion) with a non-GAAP operating margin of 3.0%, as compared to non-GAAP income from operations of RMB3.0 billion for the third quarter of 2019 with a non-GAAP operating margin of 2.2%. Operating margin of JD Retail before unallocated items for the third quarter of 2020 was 3.9%, compared to 3.3% for the third quarter of 2019.

Non-GAAP EBITDA for the third quarter of 2020 was RMB6.6 billion (US$1.0 billion) with a non-GAAP EBITDA margin of 3.8%, compared to RMB4.2 billion with a non-GAAP EBITDA margin of 3.1% for the third quarter of 2019.

4

Fulfilled gross margin is calculated by dividing fulfilled gross profit by net revenues. Fulfilled gross profit is defined as the difference between net revenues and the total amount of cost of revenues and fulfillment expenses.

Others, net. Others are other non-operating income/(loss), primarily consists of gains/(losses) from fair value change of long-term investments, gains from business and investment disposals, impairment of investments, government incentives, and foreign exchange gains/(losses). In the third quarter of 2020, other non-operating income was RMB3.7 billion (US$0.5 billion), as compared to other non-operating loss of RMB4.0 billion for the third quarter of 2019. The substantial increase was primarily due to the fair value change of investment securities, which had a gain of RMB2.9 billion (US$0.4 billion) for the third quarter of 2020, as compared to a loss of RMB4.0 billion for the same period of last year.

Net Income Attributable to Ordinary Shareholders and Non-GAAP Net Income Attributable to Ordinary Shareholders. Net income attributable to ordinary shareholders for the third quarter of 2020 was RMB7.6 billion (US$1.1 billion), compared to RMB0.6 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the third quarter of 2020 was RMB5.6 billion (US$0.8 billion), compared to RMB3.1 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the third quarter of 2020 was RMB4.70 (US$0.69), compared to RMB0.41 for the third quarter of 2019. Non-GAAP diluted net income per ADS for the third quarter of 2020 was RMB3.42 (US$0.50), compared to RMB2.08 for the third quarter of 2019.

Cash Flow and Working Capital

As of September 30, 2020, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB126.7 billion (US$18.7 billion), compared to RMB64.5 billion as of December 31, 2019. For the third quarter of 2020, free cash flow of the company was as follows:

	For the three months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	1,262,118	12,255,678	1,805,066
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,312,084)	(2,785,606)	(410,275)
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds*	771,208	(1,111,723)	(163,739)
Other capital expenditures**	(658,634)	(839,706)	(123,675)

Free cash flow	62,608	7,518,643	1,107,377

*

Including logistics facilities and other real estate properties developed by JD Property, which may be sold under various equity structures. In the third quarter of 2020, approximately RMB0.4 billion proceeds from the sale of development properties were included in this line, compared to approximately RMB2.9 billion proceeds in the third quarter of 2019.

**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB12.5 billion (US$1.8 billion) for the third quarter of 2020, consisting primarily of increase in time deposits of RMB5.0 billion, cash paid for investments in equity investees and purchases of investment securities of RMB4.6 billion and cash paid for capital expenditures of RMB2.4 billion.

Net cash provided by financing activities was RMB4.1 billion (US$0.6 billion) for the third quarter of 2020, consisting primarily of proceeds of RMB6.3 billion from the non-redeemable series B preference share financing of JD Health and proceeds of RMB4.0 billion from issuance of ordinary shares upon a partial exercise of the over-allotment option of the company’s Hong Kong Listing, partially offset by repayment of short-term debts of RMB7.2 billion.

For the twelve months ended September 30, 2020, free cash flow of the company was as follows:

	For the twelve months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	30,805,649	37,334,450	5,498,770
Less: Impact from JD Baitiao receivables included in the operating cash flow	(9,716,127)	(470,882)	(69,353)
Less: Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	(1,150,152)	(3,604,204)	(530,842)
Other capital expenditures	(4,331,506)	(3,068,413)	(451,929)

Free cash flow	15,607,864	30,190,951	4,446,646

Supplemental Information

The table below sets forth the three months segment operating results:

	For the three months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	128,674,050	163,273,657	24,047,611
New businesses*	5,884,079	10,966,712	1,615,222
Inter-segment	(33,669)	(184,404)	(27,160)

Total segment net revenues	134,524,460	174,055,965	25,635,673
Unallocated items**	318,325	158,499	23,344

Total consolidated net revenues	134,842,785	174,214,464	25,659,017

Operating income/(loss):
JD Retail	4,245,571	6,305,731	928,734
New businesses*	1,716,452	(687,863)	(101,312)
Including: gain on sale of development properties	2,987,079	343,982	50,663

Total segment operating income	5,962,023	5,617,868	827,422
Unallocated items**	(988,816)	(1,234,519)	(181,825)

Total consolidated operating income	4,973,207	4,383,349	645,597

*

New businesses of the company include logistics services provided to third parties, overseas business, technology initiatives, as well as asset management services to logistics property investors and sale of development properties by JD Property.

JD Property develops and manages logistics facilities and other real estate properties. By leveraging its fund management platform, JD Property can realize development profits and recycle capital from mature properties to fund new developments and scale the business.

**

Unallocated items include share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, and impairment of goodwill and intangible assets, which are not allocated to segments.

The table below sets forth the three months revenue information:

	For the three months ended
	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
	(In thousands)
Electronics and home appliance revenues	75,784,238	93,329,728	13,745,983
General merchandise revenues	43,070,063	58,069,531	8,552,718

Net product revenues	118,854,301	151,399,259	22,298,701

Marketplace and advertising revenues	9,985,991	12,412,342	1,828,140
Logistics and other service revenues	6,002,493	10,402,863	1,532,176

Net service revenues	15,988,484	22,815,205	3,360,316

Total net revenues	134,842,785	174,214,464	25,659,017

Recent Development

The company is pleased to announce that JD Health has submitted the post hearing information pack (the “PHIP”) to the Hong Kong Stock Exchange (“HKEX”) for publication on November 15, 2020, in connection with the proposed separate listing of JD Health in Hong Kong. The PHIP is now available for viewing and downloading from the HKEX’s website at www.hkexnews.hk. The proposed listing in Hong Kong is subject to, among other things, the approval from the listing committee of the HKEX, and the final decisions of the board of directors of the company and of the board of directors of JD Health. There is no assurance that such proposed listing will take place or as to when it may take place.

In October 2020, with the approvals of the company’s board of directors and the board of directors of JD Logistics and JD Health, each a consolidated subsidiary of the company, granted to Mr. Richard Qiangdong Liu, Chairman and Chief Executive Officer of the company, options to acquire 99,186,705 ordinary shares of JD Logistics and options to acquire 53,042,516 ordinary shares of JD Health (collectively, the “Grants”) according to the existing share incentive plan of each of JD Logistics and JD Health. The Grants were awarded to Mr. Liu to recognize his significant contributions to the development of JD Logistics and JD Health and to motivate him to continue leading the future success of JD Logistics and JD Health. The Grants by JD Logistics and JD Health are each subject to a six-year vesting schedule and each account for approximately 2% of the issued and outstanding shares of JD Logistics and JD Health as of October 31, 2020, as applicable. As of October 31, 2020, JD Logistics and JD Health had outstanding options to acquire more than 450 million and 90 million ordinary shares of JD Logistics and JD Health, respectively, to award and incentivize their respective senior management, employees and consultants.

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 16, 2020, (8:00 pm, Beijing/Hong Kong Time on November 16, 2020) to discuss the third quarter 2020 financial results.

Please register in advance of the conference using the link provided below and dial in 10 minutes prior to the call, using participant dial-in numbers, Direct Event passcode and unique registrant ID which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: http://apac.directeventreg.com/registration/event/4162664

CONFERENCE ID: 4162664

A telephone replay will be available from 10:00 am, Eastern Time on November 16, 2020 through 7:59 am, Eastern Time on November 24, 2020. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697

International	+61-2-8199-0299

Passcode:	4162664

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company transforming to become the leading supply chain-based technology and service provider. The company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain and foreign exchange impact in relation to sale of development properties and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of the proceeds from sale of development properties. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6804

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	36,971,420	73,112,971	10,768,377
Restricted cash	2,940,859	5,163,987	760,573
Short-term investments	24,602,777	48,402,228	7,128,878
Accounts receivable, net (including JD Baitiao of RMB1.0 billion and RMB0.8 billion as of December 31, 2019 and September 30, 2020, respectively)(1)	6,190,588	6,691,873	985,606
Advance to suppliers	593,130	5,134,067	756,166
Inventories, net	57,932,156	55,345,624	8,151,529
Prepayments and other current assets	5,629,561	5,932,325	873,737
Amount due from related parties	4,234,067	7,422,226	1,093,176
Assets held for sale(2)	—	361,997	53,316

Total current assets	139,094,558	207,567,298	30,571,358
Non-current assets
Property, equipment and software, net	20,654,071	21,579,057	3,178,252
Construction in progress	5,806,308	6,715,352	989,064
Intangible assets, net	4,110,034	6,740,614	992,785
Land use rights, net	10,891,742	11,032,402	1,624,897
Operating lease right-of-use assets	8,643,597	14,313,075	2,108,088
Goodwill	6,643,669	10,927,803	1,609,491
Investment in equity investees	35,575,807	51,954,345	7,652,048
Investment securities	21,417,104	27,803,623	4,095,031
Deferred tax assets	80,556	153,935	22,672
Other non-current assets	6,806,258	12,403,539	1,826,846
Amount due from related parties	—	228,715	33,686
Assets held for sale(2)	—	2,880,451	424,245

Total non-current assets	120,629,146	166,732,911	24,557,105

Total assets	259,723,704	374,300,209	55,128,463

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	—	2,941,671	433,261
Accounts payable	90,428,382	105,302,644	15,509,403
Advances from customers	16,078,619	21,697,504	3,195,697
Deferred revenues	3,326,594	3,435,660	506,018
Taxes payable	2,015,788	2,640,043	388,836
Amount due to related parties	317,978	359,027	52,879
Unsecured senior notes	—	3,400,371	500,821
Accrued expenses and other current liabilities	24,656,180	27,670,485	4,075,423
Operating lease liabilities	3,193,480	4,962,214	730,855
Liabilities held for sale(2)	—	185,978	27,392

Total current liabilities	140,017,021	172,595,597	25,420,585
Non-current liabilities
Deferred revenues	1,942,635	1,780,299	262,210
Unsecured senior notes	6,912,492	10,011,115	1,474,478
Deferred tax liabilities	1,338,988	2,026,037	298,403
Long-term borrowings	3,139,290	3,176,150	467,796
Operating lease liabilities	5,523,164	9,476,701	1,395,767
Other non-current liabilities	225,883	157,431	23,187

Total non-current liabilities	19,082,452	26,627,733	3,921,841

Total liabilities	159,099,473	199,223,330	29,342,426

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Facilitated by JD Digits, the Company periodically securitizes Baitiao receivables through the transfer of those assets to asset-backed securitization plans and derecognizes the related Baitiao receivables through sales type arrangements.

(2)

The company entered into definitive agreements to transfer certain logistic facilities and real estate properties to JD Logistics Properties Core Fund II, L.P. (the “Core Fund II”). As of September 30, 2020, classified the related undisposed assets and liabilities as assets and liabilities held for sale under ASC 360, which included cash of RMB409.2 million.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except per share data and otherwise noted)

	As of
	December 31, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$
MEZZANINE EQUITY
Convertible redeemable non-controlling interests	15,964,384	17,130,163	2,523,000

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 3,129,794 shares issued and 3,099,754 shares outstanding as of September 30, 2020)	81,855,970	150,558,471	22,174,866
Non-controlling interests	2,803,877	7,388,245	1,088,171

Total shareholders’ equity	84,659,847	157,946,716	23,263,037

Total liabilities, mezzanine equity and shareholders’ equity	259,723,704	374,300,209	55,128,463

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	118,854,301	151,399,259	22,298,701	361,021,874	459,679,278	67,703,441
Net service revenues	15,988,484	22,815,205	3,360,316	45,182,572	61,794,453	9,101,339

Total net revenues	134,842,785	174,214,464	25,659,017	406,204,446	521,473,731	76,804,780

Cost of revenues	(114,728,621)	(147,419,446)	(21,712,538)	(345,781,556)	(443,507,716)	(65,321,627)
Fulfillment	(8,754,785)	(11,592,062)	(1,707,326)	(25,973,275)	(33,948,204)	(5,000,030)
Marketing	(4,446,816)	(5,460,508)	(804,246)	(14,008,595)	(16,732,743)	(2,464,467)
Research and development	(3,585,171)	(4,106,739)	(604,857)	(11,027,619)	(11,645,498)	(1,715,196)
General and administrative	(1,341,264)	(1,596,342)	(235,116)	(4,018,365)	(4,431,265)	(652,655)
Gain on sale of development properties	2,987,079	343,982	50,663	3,070,297	539,568	79,470

Income from operations(3)(4)	4,973,207	4,383,349	645,597	8,465,333	11,747,873	1,730,275

Other income/(expenses)
Share of results of equity investees	(199,226)	(272,313)	(40,107)	(1,220,008)	2,611,631	384,652
Interest income	502,871	733,498	108,033	1,191,145	1,794,579	264,313
Interest expense	(162,947)	(297,802)	(43,861)	(505,238)	(829,120)	(122,116)
Others, net	(3,958,355)	3,729,126	549,241	1,728,325	11,544,095	1,700,261

Income before tax	1,155,550	8,275,858	1,218,903	9,659,557	26,869,058	3,957,385
Income tax expenses	(604,856)	(690,373)	(101,681)	(1,323,303)	(1,813,367)	(267,080)

Net income	550,694	7,585,485	1,117,222	8,336,254	25,055,691	3,690,305

Net income/(loss) attributable to non-controlling interests shareholders	(62,348)	23,127	3,406	(216,250)	(27,677)	(4,076)
Net income attributable to mezzanine equity classified as non-controlling interests shareholders	791	2,020	298	2,303	3,596	530

Net income attributable to ordinary shareholders	612,251	7,560,338	1,113,518	8,550,201	25,079,772	3,693,851

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
(3) Includes share-based compensation expenses as follows:
Cost of revenues	(23,615)	(31,120)	(4,583)	(57,687)	(65,618)	(9,664)
Fulfillment	(123,878)	(153,662)	(22,632)	(304,134)	(350,156)	(51,572)
Marketing	(69,850)	(87,099)	(12,828)	(180,441)	(218,354)	(32,160)
Research and development	(371,720)	(384,400)	(56,616)	(964,105)	(935,126)	(137,729)
General and administrative	(435,623)	(395,263)	(58,216)	(1,157,223)	(1,092,028)	(160,838)
(4) Includes amortization of business cooperation arrangement and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(40,011)	(51,584)	(7,598)	(123,790)	(141,217)	(20,799)
Marketing	(140,430)	(187,876)	(27,671)	(496,944)	(473,534)	(69,744)
Research and development	(24,700)	(24,700)	(3,638)	(74,580)	(74,100)	(10,914)
General and administrative	(77,315)	(77,314)	(11,387)	(230,462)	(231,447)	(34,088)

Net income per share:
Basic	0.21	2.44	0.36	2.94	8.37	1.23
Diluted	0.21	2.35	0.35	2.89	8.02	1.18

Net income per ADS:
Basic	0.42	4.88	0.72	5.88	16.75	2.47
Diluted	0.41	4.70	0.69	5.77	16.03	2.36

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In thousands, except per share data and otherwise noted)

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	3,085,885	5,558,054	818,614	9,939,185	14,441,408	2,126,987

Weighted average number of shares:
Basic	2,919,706	3,096,304	3,096,304	2,909,097	2,994,756	2,994,756
Diluted	2,971,245	3,191,159	3,191,159	2,963,009	3,077,063	3,077,063

Non-GAAP net income per share:
Basic	1.06	1.80	0.26	3.42	4.82	0.71
Diluted	1.04	1.71	0.25	3.33	4.50	0.66

Non-GAAP net income per ADS:
Basic	2.11	3.59	0.53	6.83	9.64	1.42
Diluted	2.08	3.42	0.50	6.66	9.00	1.32

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by operating activities	1,262,118	12,255,678	1,805,066	24,777,519	37,330,749	5,498,225
Net cash used in investing activities	(5,670,328)	(12,518,857)	(1,843,828)	(27,801,801)	(44,105,163)	(6,495,988)
Net cash provided by/(used in) financing activities	2,489,553	4,117,987	606,514	(515,402)	47,658,991	7,019,411
Effect of exchange rate changes on cash, cash equivalents and restricted cash	804,434	(2,660,012)	(391,778)	796,854	(2,110,679)	(310,870)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(1,114,223)	1,194,796	175,974	(2,742,830)	38,773,898	5,710,778
Cash, cash equivalents and restricted cash at beginning of period	35,873,451	77,491,381	11,413,247	37,502,058	39,912,279	5,878,443

Cash, cash equivalents and restricted cash at end of period(5)	34,759,228	78,686,177	11,589,221	34,759,228	78,686,177	11,589,221

Net cash provided by operating activities	1,262,118	12,255,678	1,805,066	24,777,519	37,330,749	5,498,225
Less: Impact from JD Baitiao receivables included in the operating cash flow	(1,312,084)	(2,785,606)	(410,275)	(3,922,166)	(159,164)	(23,442)
Add/(Less): Capital expenditures
Capital expenditures for development properties, net of related sales proceeds	771,208	(1,111,723)	(163,739)	1,365,124	(4,659,481)	(686,268)
Other capital expenditures	(658,634)	(839,706)	(123,675)	(2,611,254)	(2,164,926)	(318,859)

Free cash flow	62,608	7,518,643	1,107,377	19,609,223	30,347,178	4,469,656

(5)	Including cash, cash equivalents and restricted cash classified as assets held for sale.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q3 2019	Q4 2019	Q1 2020	Q2 2020	Q3 2020
Free cash flow (in RMB billions) – trailing twelve months (“TTM”)	15.6	19.5	15.2	22.7	30.2
Inventory turnover days(6) – TTM	35.1	35.8	35.4	34.8	34.3
Accounts payable turnover days(7) – TTM	56.6	54.5	51.7	50.8	49.2
Accounts receivable turnover days(8) – TTM	3.2	3.2	3.1	2.9	2.8
Annual active customer accounts (in millions)	334.4	362.0	387.4	417.4	441.6

(6)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(8)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the annual period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Income from operations	4,973,207	4,383,349	645,597	8,465,333	11,747,873	1,730,275
Add: Share-based compensation	1,024,686	1,051,544	154,875	2,663,590	2,661,282	391,963
Add: Amortization of intangible assets resulting from assets and business acquisitions	146,234	193,215	28,458	737,730	494,797	72,875
Reversal of: Effects of business cooperation arrangements	(182,103)	(10,240)	(1,508)	(632,022)	(241,025)	(35,499)
Reversal of: Gain on sale of development properties	(2,987,079)	(343,982)	(50,663)	(3,070,297)	(539,568)	(79,470)

Non-GAAP income from operations	2,974,945	5,273,886	776,759	8,164,334	14,123,359	2,080,144

Add: Depreciation and other amortization	1,239,526	1,327,856	195,572	3,680,984	3,893,155	573,400

Non-GAAP EBITDA	4,214,471	6,601,742	972,331	11,845,318	18,016,514	2,653,544

Total net revenues	134,842,785	174,214,464	25,659,017	406,204,446	521,473,731	76,804,780

Non-GAAP operating margin	2.2%	3.0%	3.0%	2.0%	2.7%	2.7%

Non-GAAP EBITDA margin	3.1%	3.8%	3.8%	2.9%	3.5%	3.5%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2019	September 30, 2020	September 30, 2020	September 30, 2019	September 30, 2020	September 30, 2020
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to ordinary shareholders	612,251	7,560,338	1,113,518	8,550,201	25,079,772	3,693,851
Add: Share-based compensation	1,024,686	1,051,544	154,875	2,663,590	2,661,282	391,963
Add: Amortization of intangible assets resulting from assets and business acquisitions	146,234	193,215	28,458	737,730	494,797	72,875
Add: Reconciling items on the share of equity method investments(9)	91,099	55,687	8,202	301,110	172,156	25,356
Add: Impairment of goodwill, intangible assets, and investments	194,848	—	—	1,750,713	661,735	97,463
Add/(Reversal of): Loss/(Gain) from fair value change of long-term investments	4,030,673	(2,939,789)	(432,984)	714,645	(9,007,791)	(1,326,704)
Reversal of: Gain and foreign exchange impact in relation to sale of development properties	(3,099,786)	(343,982)	(50,663)	(3,183,004)	(539,568)	(79,470)
Reversal of: Gain on disposals/deemed disposals of investments	(18,629)	(12,724)	(1,874)	(1,227,835)	(4,802,557)	(707,340)
Including: Dilution gain recognized upon the IPO of Dada Group	—	—	—	—	(4,138,838)	(609,585)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(202,909)	(30,847)	(4,543)	(693,207)	(303,507)	(44,702)
Add: Tax effects on non-GAAP adjustments	307,418	24,612	3,625	325,242	25,089	3,695

Non-GAAP net income attributable to ordinary shareholders	3,085,885	5,558,054	818,614	9,939,185	14,441,408	2,126,987

Total net revenues	134,842,785	174,214,464	25,659,017	406,204,446	521,473,731	76,804,780

Non-GAAP net margin	2.3%	3.2%	3.2%	2.4%	2.8%	2.8%

(9)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, and share of amortization of intangibles not on their books.